24001232

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2023 (MM/DD/YY) AND ENDING December 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Drum Capital Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4139 Via Marina, Suite 801
(No. and Street)

Marina del Rey	CA	90292
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clinton Galloway	310-827-1628	cgalloway@drumcapitalcorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St. BLDG S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

	PCAOB 3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clinton Galloway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Drum Capital Corp, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

SEE NOTARIAL CERTIFICATE ATTACHED MV 07.26.24

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2024,
Date *Month* *Year*
by
(1) Clinton Galloway
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARLENE VALENCIA
Notary Public - California
Los Angeles County
Commission # 2409535
My Comm. Expires Jul 28, 2026

Signature Marlene Valencia
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** 02.26.2024

Number of Pages: 1 **Signer(s) Other Than Named Above:** Clinton Galloway

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholders
Drum Capital Corporation
Marina Del Ray, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drum Capital Corporation, as of December 31, 2023, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Drum Capital Corporation as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Drum Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 15 through 16 subjected to audit procedures performed in conjunction with the audit of Drum Capital Corporation's financial statements. The supplemental information is the responsibility of Drum Capital Corporation management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Drum Capital Corporation's auditor since 2020.
Norwell, Massachusetts

February 26, 2024

DRUM CAPITAL CORP

Statement of Financial Condition
'December 31, 2023

	ASSETS		
Current Assets			
	Checking/Savings	$	43,557
	Citizens Business Bank		
	Total Assets	**$**	**43,557**
Liabilities			
	LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities			
	Accounts Payable	$	3,500
Total Liabilities		**$**	**3,500**
Members' Equity			
	Common Stock, no par value 1000 shares authorized, issued and outstanding	$	88,000
	Accumulated Deficit	$	(24,142)
	Net Income	$	(23,801)
	Total Stockholders' Equity	$	40,057
Total liabilities and stockholders' equity		$	43,557

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Operations

For the year ended December 31, 2023

REVENUE

Gross Revenue	$0
Total Revenue	$0

EXPENSES

Accounting & Auditing	$	7,000
Telephone	$	4,899
Taxes	$	840
Office Exxpenses	$	850
Dues & Subsciptions	$	1,032
Regulatory Fees	$	1,380
Rent	$	7,800
Total Expenses	$	23,801
Net Income Before Taxes	$	(23,801)
Income Tax Expense	$	-
Net Income	$	(23,801)

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2023

	Common Stock	Retained Earnings Accumulatec Deficit	Total Stockholders' Equity
Beginning balance January 1, 2023	$ 88,000	$ (24,142)	$ 63,858
Net Income		$ (23,801)	$ (23,801)
Ending Balance on December 31, 2023	$ 88,000	$ (47,943)	$ 40,057

The accompanying notes are an integral part of these financial statement

DRUM CAPITAL CORP
Statement of Cash Flows
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(23,801)
Increase in Accounts Payable	$	500
Net Cash Increase for Period	$	(23,301)
Cash - beginning of year	$	66,858
Cash - end of year	$	43,557

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Statement of Cash Flows

For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(23,801)
Increase in Accounts Payable	$	500
Net Cash Increase for Period	$	(23,301)
Cash - beginning of year	$	66,858
Cash - end of year	$	43,557

The accompanying notes are an integral part of these financial statements

DRUM CAPITAL CORP

Notes to Financial Statements

December 31, 2023

Note 1: Organization

Business Activity

Drum Capital Corporation (the "Company"), a California Corporation was formed in June 2014. It was granted membership in the Financial Industry Regulatory Authority ("FINRA") as a limited broker-dealer in January 2016. The company operates under the exempt of provisions of the Securities and Exchange Commissions (SEC) Rule15c3-3 Footnote 74 which provide that it will not maintain margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on real estate syndications, private capital formations and private placements exempt from registration. The company does not underwrite securities or participate in the brokerage of publicly traded securities. The Company is a development stage company.

Note 2: Significant Accounting Policies

Basis of Accounting

Financial statements of the company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The company considers all short-term highly liquid investments are readily convertible to cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the company's operations are recognized as earned. The services are considered earned upon the closing of a transaction in which the company is acting as a broker. A transaction is considered closed when the terms of the funds escrowed have been complied with and completed. The Company had income in 2023 totaling $0.

Notes to Financial Statements

December 31, 2023

New Accounting Standards Adopted-in May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014 – 09, Revenue from Contracts with Customers ("ASU 2014-09), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use an accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

The company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of stockholders equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expense at the date of the financial statements. Actual results could differ from those estimates.

Concentration of Credit Risk

The company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Notes to Financial Statements

December 31, 2023

Note 3: Capital Requirement

The company is subject to the Securities and Exchange Commission uniform net capital rule (SEC) 15 C3 – 1, requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. That capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the company had net capital of $40,057 of which $35,057 was in excess of the required minimum net capital per SEC rule 15 C3-one. The company had aggregate indebtedness in the amount of $3,500 which was used in computing the total net capital of the Company.

Note 4: Fair Value

The company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 has no effect on the company's financial statements. ASCA 20 accomplishes the following key objectives:

> -Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Continued

- Establishes a three level hierarchy (the "Valuation Hierarchy") for the fair value measurements;

- Requires consideration of the company's credit worthiness when valuing liabilities; and expands disclosures and instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the evaluation of an asset or liability as of the measurement date and financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy and the distribution of the Company's financial assets within it are as follows:

Level I-inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level II-inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level III-inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to the short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Notes to Financial Statements

December 31, 2023

Note 5: Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in 2016 which resulted in a major restructuring of US accounting and reporting standards. The new professional standard, issued as ASC 606 establishes the accounting standards codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the codification, and accordingly change did not impact the financial statements of the Company.

Note 6: Provision for Taxes The Company is a C corporation and is treated as an independent entity for federal income tax purposes. The Company has a net operating loss (NOL) in the amount of $23,801 for tax purposes. The NOL has a carryforward of 20 years pursuant to IRC Section 172(b)(1). The earliest that any part of the NOL would expire would be in the year 2036. The company has reserved 100% of the potential future tax benefit. Therefore, the amount reflected in the statement of financial condition at December 31, 2023 is zero.

Notes to Financial Statements

December 31, 2023

Note 7: Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at any time during the year ended December 31, 2023. Therefore the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17 a-five (D) (2) has not been presented for the year ended December 31, 2023.

Note 8: Commitments and Contingencies

As of the order date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the company has made accruals as necessary. As a sole member of Drum Capital Corporation, the Company rents space in the home of Mr. Clinton Galloway, the company's president and CEO as the main office. "Rent" payments and utility expenses are paid to Mr. Galloway on an annual basis. Total rent expenses for the year ended December 31, 2023 is $7,800.

Note 9: Member Contributions

During 2023, members made no cash contributions to the company.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2024. Subsequent events have been evaluated through the date.

DRUM CAPITAL CORP

Statement of Net Capital

Statement I

For the year ended December 31, 2023

Stockholder's Equity, December 31, 2023	$	40,057
Subtract- Non allowable assets:		
Other Receivables		
Other Assets		
Tentative Net Capital	$	40,057
Haircuts:		
NET CAPITAL	$	40,057
Minimum Net Capital	$	(5,000)
Excess net capital	$	35,057
Aggregate Indebtedness	$	3,500
Ratio of aggregate Indebtedness to net capital	0.087:1	

Reconcilaion: There was no material difference between the audit report and the FOCUS report filed on January 21, 2023.

The accompanying notes are an integral part of these financial statement

DRUM CAPITAL CORP
December 31, 2023

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exceptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(l)(c)of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders
Drum Capital Corporation
Marina Del Ray, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Drum Capital Corporation stated that Drum Capital Corporation's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Drum Capital Corporation is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Drum Capital Corporation also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year, without exception. Drum Capital Corporation management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Drum Capital Corporation's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

We have served as Drum Capital Corporation's auditor since 2020.
Norwell, Massachusetts

February 26, 2024

Drum Capital Corp.

drumcapitalcorp.com

SEA 15c3-3 EXEMPTION
REPORT

February 26, 2024

Drum Capital Corp (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R ss 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. ss 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company does not claim an exemption from paragraph (k) of 17 C.F.R. ss 240.15c3-3; and

2. The Company is filing this Exemption Report relying on footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. ss 240.17a-5, because the Company limits its business activities exclusively to investment advisory and private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully Submitted,

Clinton Galloway
CFO

4139 Via Marina, Suite 801 • Marina del Rey, CA 90292
Phone (310) 912-8252 • Member FINRA/SIPC